

Mail Stop 4631

May 25, 2017

Via E-mail
Mr. Todd A. Trapp
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

      Re: Watts Water Technologies, Inc.
             Form 10-K for the Year Ended December 31, 2016
             Filed February 24, 2017
             File No. 1-11499

Dear Mr. Trapp:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ John Cash

                                         John Cash
                                         Accounting Branch Chief

                                         Office of Manufacturing and
                                         Construction